Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

China Cord Blood Corporation

We consent to the use of our reports dated July 31, 2013, with respect to the consolidated balance sheets of China Cord Blood Corporation and subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013, and the effectiveness of internal control over financial reporting as of March 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

Hong Kong, China

September 12, 2013